Trean Insurance Group, Inc.

150 Lake Street West

Wayzata, MN 55391

October 18, 2021

Via EDGAR Transmission and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Michael Volley

  Amit Pande

Re:	Trean Insurance Group, Inc. (the “Registrant”)
Form 10-K Filed March 26, 2021
Response dated August 19, 2021
File No. 001-39392

Gentlemen:

We hereby submit the Registrant’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were conveyed in a letter to the Registrant dated October 1, 2021, in connection with the Staff’s review of the Registrant’s Form 10-K filed March 26, 2021 and Response dated August 19, 2021 (the “Response Letter”). For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K Filed March 26, 2021

Item 1. Business, page 6

1.	Please refer to comment 1. Please confirm that you will include your example disclosure in MD&A in all future filings, including all Forms 10-Q.

Response:

The Registrant acknowledges the Staff’s comment and confirms that we will include disclosures similar to the example disclosure set forth in our response to comment 1 in the Response Letter in MD&A in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and thereafter in Item 1 in future Annual Reports on Form 10-K. While we believe these disclosures provide relevant information concerning our business to users of our financial statements, we respectfully submit to the Staff that we do not manage our business with owned MGAs differently from Program Partners. As a result, other than in our upcoming Quarterly Report on Form 10-Q where the disclosure will be offered for the first time, we therefore propose to provide this disclosure in full in Item 1 in our annual filings, and have more limited disclosure in MD&A in our interim quarterly filings that will focus only on material changes in the economics, revenue model, reinsurance strategies and other key characteristics between business with Program Partners and Owned MGAs, commencing with our Quarterly Report on Form 10-Q for the quarter ending March 31, 2022.

U.S. Securities and Exchange Commission

October 18, 2021

Reinsurance, page 15

2.	Please refer to comment 3. In all future filings, please ensure your MD&A clearly discusses:

•	your reinsurance strategy implemented in the current and recent periods presented,

•	any changes in your strategy during these periods, and

•	if material, its impact on current and future financial results, metrics and trends.

Response:

The Registrant acknowledges the Staff’s comment and confirms that in future filings (commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021) we will ensure that our MD&A includes a discussion of our reinsurance strategy as implemented in the current and recent periods presented, any changes in strategy during these periods, and any material impacts on current and future financial results, metrics and trends.

Investments, page 19

3.

Please refer to comment 4. Please provide us your analysis that details the impact of the error on net income and earnings per share for the years ended 2020, 2019 and 2018 and the quarters in each of these years.

Response:

In responding to the Staff’s comment, we respectfully call to the Staff’s attention that the Company was not public until July 2020 and so therefore interim financial information prior to Q2 2020 has not been publicly presented in our quarterly filings (nor will it be included in any future filings). We did file Q1 2020 financial information in our public S-1 filing declared effective on July 15, 2020 and so have therefore also included that quarter’s information in our response.

The impact of the embedded derivative error on net income and earnings per share for the years ended December 31, 2020, 2019 and 2018 and the quarters in each of these years (if previously publicly disclosed) is as follows (in thousands, except per share information):

U.S. Securities and Exchange Commission

October 18, 2021

2020 Annual Period
	As Reported	Uncorrected Misstatement	If Corrected	Misstatement as a % of Corrected
Income Statement
Net Income	90,769	(2,220)	88,549	-3%
EPS

Basic	2.08	(0.05)	2.03	-3%

Diluted	2.07	(0.05)	2.02	-3%

2019 Annual Period
	As Reported	Uncorrected Misstatement	If Corrected	Misstatement as a % of Corrected
Income Statement
Net Income	31,285	(3,159)	28,126	-11%
EPS
Basic and Diluted	0.84	(0.08)	0.76	-11%

2018 Annual Period
	As Reported	Uncorrected Misstatement	If Corrected	Misstatement as a % of Corrected
Income Statement
Net Income	19,522	1,238	20,760	6%
EPS
Basic and Diluted	0.84	0.05	0.89	6%

9 Months Ended 9-30-2020
	As Reported	Uncorrected Misstatement	If Corrected	Misstatement as a % of Corrected
Income Statement
Net Income	82,663	(2,422)	80,241	-3%
EPS
Basic and Diluted	2.00	(0.06)	1.94	-3%

U.S. Securities and Exchange Commission

October 18, 2021

3 Months Ended 9-30-2020
	As Reported	Uncorrected Misstatement	If Corrected	Misstatement as a % of Corrected
Income Statement

Net Income	69,337	111	69,448	0%
EPS

Basic and Diluted	1.41	0.00	1.41	0%

6 Months Ended 6-30-2020
	As Reported	Uncorrected Misstatement	If Corrected	Misstatement as a % of Corrected
Income Statement

Net Income	13,326	(2,533)	10,793	-23%
EPS*
Basic and Diluted	0.36	(0.07)	0.29	-24%
	*Note this information was presented correctly in our Q2 2021 quarterly filing; this information was not presented initially in Q2 2020 quarterly filing

3 Months Ended 6-30-2020
	As Reported	Uncorrected Misstatement	If Corrected	Misstatement as a % of Corrected
Income Statement

Net Income	3,720	(2,362)	1,358	-174%
EPS*
Basic and Diluted	0.10	(0.06)	0.04	-150%
	*Note this information was presented correctly in Q2 2021 quarterly filing; this information was not presented initially in Q2 2020 quarterly filing

3 Months Ended 3-31-2020
	As Reported	Uncorrected Misstatement	If Corrected	Misstatement as a % of Corrected
Income Statement

Net Income	9,606	(171)	9,435	-2%
EPS
Basic and Diluted	0.26	(0.01)	0.25	-4%

3 Months Ended 3-30-2019
	As Reported	Uncorrected Misstatement	If Corrected	Misstatement as a % of Corrected
Income Statement
Net Income	8,451	(1,703)	6,748	-20%
EPS
Basic and Diluted	N/A - not presented

U.S. Securities and Exchange Commission

October 18, 2021

We acknowledge that the quantitative impact of the error exceeded 5% of net income and EPS in several historical periods. As described in our response to comment 4 in the Response Letter, in concluding that the error was not material to users of our financial statements for these historical periods, we considered the “total mix” of information available and all relevant circumstances, our understanding of the key financial metrics of the Company that are the focus of investors and other users of our financial statements, and the qualitative factors in SAB Topic 1M. In addition, we considered that net income and EPS were most impacted in periods prior to the Company’s IPO in July 2020.

Our prior response indicated that we believe the analysts and investors that follow the Company currently take a forward look at the Company’s expected operations to predict future profitability and value. Our previous experience with analysts and our experience since filing our 2nd quarter Form 10-Q further reinforced our belief that users of our financial statements are focused primarily on insurance metrics and underwriting measures such as our loss, expense and combined ratios as well as adjusted net income and adjusted EPS.

Our prior response also indicated that in assessing the quantitative impact of the corrections discussed above, the Company further notes that:

•	there were no adjustments to total assets, total liabilities, total stockholders’ equity and total comprehensive income as of any period presented;

•	the adjustments had no impact on total operating, investing, and financing activities on the Company’s condensed consolidated and condensed combined statements of cash flows; and

•	the adjustments did not impact the Company’s written premiums, earned premiums, underwriting income, or adjusted net income for any period presented.

Underscoring our view, we did not receive questions from analysts or investors regarding the embedded derivative or our correction of previously filed financial information as presented in our earnings release and Quarterly Report on Form 10-Q the quarter ended June 30, 2021.

Form 10-Q for the Fiscal Quarter Ended June 30, 2021

Item 1. Financial Statements, page 3

U.S. Securities and Exchange Commission

October 18, 2021

4.	In all future filings, please revise your financial statements to label each restated column “as adjusted” and refer to the note that describes the adjustment.

Response:

We respectfully acknowledge the Staff’s request to label each restated column in our financial statements “as adjusted”. Our understanding based upon review of past filings is that labeling columns “as restated” is required only when a reporting entity concludes that the effects of correcting a misstatement are material to previously filed financial statements. Because we have concluded the effect of the embedded derivative misstatement was not material to our previously filed financial statements, we believe it could confuse readers of our financial statements to label the columns “as adjusted”. We therefore respectfully propose to include disclosure of the adjustments made to previously filed financial information within the notes to the financial statements, consistent with our disclosure in Note 1 of our second quarter 2021 Quarterly Report on Form 10-Q. However, in response to this request from the Staff, we plan to relabel the column headings in our immaterial restatement disclosure “Previously Reported”, “Adjustment” and “As Adjusted” (vs “As Reported”) commencing with our third quarter 2021 Quarterly Report on Form 10-Q.

Embedded derivatives, page 22

5.	Please tell us and revise your disclosure in all future filings to clarify the nature of investment expenses associated with the embedded derivative.

Response:

The investment expense disclosed in our second quarter 10-Q relates to the realized net investment earnings on investments held under reinsurance agreements, which are a component of the “Gains (losses) on embedded derivatives” line item in our consolidated statement of operations. The term “investment expense” was utilized due to the reduction effect on net income associated with this component of this line item. In future filings commencing with Q3 2021, we will modify our footnote disclosure to more clearly describe the components of “Gains (losses) on embedded derivatives” as follows:

U.S. Securities and Exchange Commission

October 18, 2021

Gains (losses) on embedded derivatives consists of the following for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Change in fair value of embedded derivatives	$(167)	$(2,990)	$3,189	$(3,206)
Net investment income and realized investment earnings on investments held under reinsurance agreements	(519)	(1,001)	(1,199)	(1,974)

Total gains (losses) on embedded derivatives	$(686)	$(3,991)	$1,990	$(5,180)

Gains (losses) on embedded derivatives, page 37

6.

In all future filings, please revise your disclosure to clarify that “Gains (losses) on embedded derivatives” consists of the change in fair value of the embedded derivative and realized investment earnings on investments held under reinsurance agreements.

Response:

The Registrant acknowledges the Staff’s comment and confirms that in future filings commencing with Q3 2021 we will revise footnote disclosures to clarify that “Gains (losses) on embedded derivatives” consists of the change in fair value of embedded derivatives and net investment income and realized investment earnings on investments held under reinsurance agreements.

The Registrant acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the reports and other filings it makes with the Commission.

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please do not hesitate to contact me at (952) 974-2251, or Julie A. Baron, President and Chief Operating Officer, at (952) 974-2249.

Sincerely,

/s/ Nicholas J. Vassallo
Nicholas J. Vassallo
Chief Financial Officer

cc:	Julie A. Baron, Trean Insurance Group, Inc.

Patrick Dooling, Deloitte & Touche LLP